Schedule A

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE REPORTING PERSONS DURING THE PAST SIXTY (60) DAYS

The following table sets forth all transactions with respect to the shares of Common Stock effected during the past sixty (60) days by the Reporting Persons, which were all effected in the open market through a broker and the price per share reflects commissions.

Trade Date	Amount Purchased (Sold)	Price Per Share ($)

12/02/2024	207,166	78.06
12/02/2024	108,234	79.53
12/02/2024	(207,166)	78.06
12/03/2024	50,000	79.14
12/03/2024	3,227	79.06
12/06/2024	(21,004)	75.66
12/17/2024	(38,753)	73.29
12/19/2024	(12,993)	72.25
01/02/2025	(103,442)	72.09
01/07/2025	4,833	71.40
01/22/2025	5,983	72.74
01/22/2025	21,663	70.64
01/22/2025	1,334	70.64
01/22/2025	(21,663)	70.62
01/22/2025	(1,334)	70.62
01/28/2025	37,756	71.21
01/29/2025	(24,500)	65.29
01/29/2025	(2,781,101)	60.37